Exhibit 99.1

Murchinson Ltd. request for a special meeting of the shareholders does not fit legal requirements and was Rejected by Nano Dimension

Waltham, Mass, Jan. 30, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, today announced that the demand received by Murchinson Ltd. (“Murchinson”) and Marc Bistricer to call a special shareholder fails to comply with the requirements set forth under the Israeli Companies Law for calling such a meeting. Hence, the meeting request was rejected.

The Board of Directors of Nano Dimension is acting in accordance with the applicable laws and regulations in Israel and the United States, as well as with the Company’s articles of association, in order to protect the Company and its shareholders’ rights.

Given Murchison’s record of stock manipulations, violations of law and legal proceedings with United States regulatory authorities1, the Board is committed to carefully examine any demand made by Murchinson as well as their conduct surrounding the Company in order to protect the rights of all of Nano Dimension’s shareholders and for the benefit of the Company.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to disrupt electronics and mechanical manufacturing with an environmentally friendly & economically efficient electronics and precision additive manufacturing Industry 4.0 solution - transforming digital designs into functioning electronic and mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D, and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

ir@nano-di.com

[1]	More information available: https://www.sec.gov/litigation/admin/2021/34-92684.pdf
https://www.sec.gov/news/press-release/2021-156
https://www.advisor.ca/news/industry-news/sec-settles-with-canadian-adviser-for-short-selling-violations/
https://www.theglobeandmail.com/business/article-cormark-securities-short-selling-osc/
https://www.rgrdlaw.com/media/cases/426_DryShips%20cpt%202.pdf
https://www.investmentexecutive.com/news/from-the-regulators/sec-settles-with-canadian-adviser-for-short-selling-violations/
https://www.wsj.com/articles/financier-behind-dryships-stocks-wild-ride-has-settled-with-sec-11632151697